Siana Lowrey	By EDGAR
+1 415 693 2150 slowrey@cooley.com

October 7, 2021

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Katherine Bagley

   Lilyanna Peyser

   Patrick Kuhn

   Lyn Shenk

Re:	Sweetgreen, Inc.

Amendment No. 3 to

Draft Registration Statement on Form S-1

Submitted September 14, 2021

CIK No. 0001477815

Ladies and Gentlemen:

On behalf of Sweetgreen, Inc. (“Sweetgreen” or the “Company”) we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 1, 2021 (the “Comment Letter”) with respect to the Company’s Confidential Amendment No. 3 to Draft Registration Statement on Form S-1 submitted to the Commission on September 14, 2021 (“DRS Amendment No. 3”). Concurrently with the submission of this response letter, the Company is submitting Amendment No. 4 to the Company’s Confidential Draft Registration Statement on Form S-1 (“DRS Amendment No. 4”). In addition to addressing the comments raised by the Staff in its Comment Letter, the Company has included other revisions and updates to its disclosure in DRS Amendment No. 4.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to DRS Amendment No. 4.

Cover Page

1.

We note your graphic prominently showing your number of restaurants, average unit volume, revenue CAGR, restaurant-level profit margin, total digital revenue, net promoter score, and active customers. We also note that in the footnotes to this graphic, you indicate that some of this information is from fiscal 2019. Please update this graphic to reflect more current metrics, for fiscal 2020 or the most recent interim period presented in your filing, or remove the graphic from your filing.

Response: In response to the Staff’s comment, the Company has revised this graphic to reflect the most recent interim period presented in its filing.

Cooley LLP    3 Embarcadero Center    20th Floor    San Francisco, CA    94111-4004

t: (415) 693-2000 f: (415) 693-2222 cooley.com

October 7, 2021

Page Two

Prospectus Summary

What Sets Sweetgreen Apart

Digitally-Driven Restaurants, page 4

2.

We note your amended disclosure in footnote 1 to the graphic at the bottom of page five that the data presented “Excludes customers who were not existing sweetgreen customers prior to the relevant quarter of measurement, as well as certain groups that we do not believe reflect the average sweetgreen digital customer, such as sweetgreen employees and aggregate ordering platform accounts, which constitute an immaterial portion of our digital orders.” Please amend your disclosure to clarify how you determine groups that “reflect the average sweetgreen digital customer,” and to identify all groups that have been excluded from the data presented in your graphic. Please also tell us whether all groups that are excluded from this metric represent “an immaterial portion” of your digital orders.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 127 of DRS Amendment No. 4. The Company supplementally advises the Staff that the excluded groups represent approximately 0.2% of total existing customers in the twenty-six weeks ended June 27, 2021, which the Company has determined is an immaterial portion of its digital orders.

Our Growth Strategies

Grow Our Restaurant Footprint, page 10

3.

We note your response to comment 2, and your amended disclosure clarifying that this trend occurred prior to the impact of the COVID-19 pandemic. However, given that the COVID-19 pandemic affected your 2020 operating results, and your disclosure elsewhere that “changes in economic conditions and the customer behavior trends they drive, including long-term customer behavior trends following the COVID-19 pandemic . . . are uncertain,” please amend your disclosure to provide similar data for your fiscal year ended 2020, to provide investors with the most current information related to trends affecting your operations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 95, 132 and 147 of DRS Amendment No. 4 to include data for fiscal year 2020.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 89

4.

We note your response to comment 3, and your amended disclosure that “[y]ear two Cash-on-Cash Returns for restaurants opened since 2018 were significantly impacted by the COVID-19 pandemic and therefore we believe not representative of our historical or targeted future performance.” However, we are not persuaded by your response. The COVID-19 pandemic and related impact are part of your historical performance, and the future effects of the COVID-19 pandemic are uncertain. Therefore, to provide investors with the most current and accurate data about your historical Cash-on-Cash returns, please update your disclosure to include year two Cash-on-Cash returns for restaurants opened since 2018. As a related matter, please amend your disclosure to explain, as you do in your response, why you do not include year one Cash-on-Cash returns in your filing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages iii, 9, 93, 130 and 146 of DRS Amendment No. 4.

Cooley LLP    3 Embarcadero Center    20th Floor    San Francisco, CA    94111-4004

t: (415) 693-2000 f: (415) 693-2222 cooley.com

October 7, 2021

Page Three

Underwriting, page 206

5.

We note your disclosure that “We currently anticipate that up to % of the shares of Class A common stock offered hereby will, at our request, be offered to retail investors through Robinhood Financial, LLC, as a selling group member, via its online brokerage platform. Robinhood Financial is not acting as an underwriter in this offering and is not affiliated with the company.” Please remove the language indicating that Robinhood Financial is not acting as an underwriter in this offering. In addition, please tell us whether the “Robin Hood,” of whose leadership council Mr. Blumenthal is a member, is related to or is the same entity as Robinhood Financial, LLC. If so, tell us how you determined that you are not affiliated with Robinhood Financial, LLC.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 213 of DRS Amendment No. 4. The Company supplementally advises the Staff that Robin Hood Foundation, a nonprofit organization of whose leadership counsel Mr. Blumenthal is a member, is not related to or the same entity as Robinhood Financial, LLC.

*    *     *

Please contact me at (415) 693-2150, David Peinsipp at (415) 693-2177 or Charlie Kim at (858) 550-6049 with any questions or further comments regarding our response to the Staff’s comments.

Sincerely,

/s/ Siana Lowrey

cc:	Jonathan Neman, Chief Executive Officer, Sweetgreen, Inc.

Mitch Reback, Chief Financial Officer, Sweetgreen, Inc.

Andrew Glickman, VP, Legal & Business Development, Sweetgreen, Inc.

Nick Hobson, Cooley LLP

David Peinsipp, Cooley LLP

Charlie Kim, Cooley LLP

Michael Benjamin, Latham & Watkins LLP

Richard A. Kline, Latham & Watkins LLP

Cooley LLP    3 Embarcadero Center    20th Floor    San Francisco, CA    94111-4004

t: (415) 693-2000 f: (415) 693-2222 cooley.com